Exhibit 99.1

VNET Announces Results of 2023 Extraordinary General Meeting

BEIJING, October 5, 2023 /PRNewswire/ – VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the results of its extraordinary general meeting held on October 5, 2023 in Beijing. The Company’s shareholders adopted the following resolutions as ordinary resolutions:

THAT the authorized share capital of the Company be increased by the creation of an additional 1,500,000,000 Class A ordinary shares with a par value of US$0.00001 each, to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”), such that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be increased FROM US$15,000 divided into 1,500,000,000 shares, par value of US$0.00001 each, comprised of (i) 1,198,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each TO US$30,000 divided into 3,000,000,000 shares, par value of US$0.00001 each, comprised of (i) 2,698,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each; and

THAT each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com